SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 1 to

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

STARTECH ENVIRONMENTAL CORPORATION

(Name of Subject Company)

STARTECH ENVIRONMENTAL CORPORATION

(Name of Person Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

855906103

(CUSIP Number of Class of Securities)

Joseph F. Longo

STARTECH ENVIRONMENTAL CORPORATION

88 DANBURY ROAD, SUITE 2A

WILTON, CT 06897

(203) 762-2499

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

COPIES TO:

Scott S. Rosenblum, Esq.

Abbe L. Dienstag, Esq.

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, NY 10036

(212) 715-9100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.

Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is Startech Environmental Corporation, a Colorado corporation (“Startech” or the “Company”). The address of the principal executive office of Startech is 88 Danbury Road, Wilton, Connecticut 06897, and its telephone number is (203) 762-2499.

Securities

This Statement relates to the Company’s common stock, no par value per share (the “Shares”). As of July 15, 2009, there were 23,741,470 Shares outstanding, with an additional 4,457,966 Shares issuable upon the exercise of outstanding warrants and 1,636,500 Shares issuable upon the exercise of outstanding stock options.

Item 2.

Identity and Background of Filing Person.

Name and Address

The Company is the person filing this Statement. The Company’s name, address and telephone number are set forth in Item 1 above (“Subject Company Information—Name and Address”), which information is incorporated herein by reference. The Company’s website address is www.startech.net. The information on the Company’s website should not be considered a part of this Statement.

Tender Offer

This Statement relates to the tender offer by FLH Acquisition Corp., a Colorado corporation (“Purchaser”) and a wholly-owned subsidiary of Friendly LRL Holdings, LLC, a Delaware limited liability company (“Friendly”) and an indirect subsidiary of LRL Investments Ltd., a company organized under the laws of the Cayman Islands (“LRL”), pursuant to which Purchaser has offered to purchase all outstanding Shares for $0.65 per Share in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 6, 2009, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with exhibits thereto, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on July 6, 2009 by Purchaser, Friendly and LRL (which we sometimes refer to collectively as the “Offerors”).

According to the Schedule TO, the business address of each of Purchaser, Friendly and LRL is 16, rue de Contamines, 1206 Geneve, Switzerland and the telephone number of each is +41 22 704 32 00.

The Company does not take any responsibility for the accuracy or completeness of any information set forth in the Schedule TO which is summarized herein or any failure by Purchaser, Friendly or LRL to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.

Item 3.

Past Contacts, Transactions, Negotiations and Agreements.

Except as described below, to the knowledge of the Company, as of the date of this Statement there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Purchaser, Friendly, LRL or their respective executive officers, directors or affiliates.

Potential Conflict of Interest

As set forth in the Schedule TO, on January 12, 2009, Joseph Klimek, a former Chief Executive Officer of the Company, approached LRL with respect to a potential investment in the Company through Friendly, which, at the time was owned by Mr. Klimek and two other individuals.  Based on correspondence between LRL’s counsel and the Company’s counsel in March 2009, the Company has reason to believe that Mr. Klimek was intended, at least at that time, to be a member of the management of the Company following the consummation of the proposed transaction.

Mr. Klimek was, and may still be, a principal of Waste2GreenEnergy Ltd. (“W2GE”), the Company’s exclusive distributor for the United Kingdom.  On August 10, 2007, through W2GE, the Company entered into a purchase agreement with a customer for the purchase of a Plasma Converter System for an aggregate sales price of $5,400,000.  On March 5, 2008, the Company entered into a revised purchase agreement in which W2GE replaced the customer in the transaction, and the parties agreed to a revised payment schedule extending to a date to be mutually agreed upon the time of payment for $540,000 originally due on May 15, 2008. However, to date, the Company has not received this $540,000 payment nor has the Company agreed upon a revised payment schedule with respect to this payment.  Through April 30, 2009, the Company received a total of $1,350,000 in payments relating to this purchase agreement. The balance of the purchase price is scheduled to be paid in installments. The Company has been in discussions with W2GE with respect to revising the agreement to change the delivery schedule and other terms.

In addition, on December 15, 2008, W2GE notified the Company that W2GE’s wholly-owned Polish subsidiary entered into a contract with one of Poland’s largest chemical companies, Zak(3)ady Azotowe Kedzierzyn SA (“ZAK”), for the sale to ZAK of PCG syngas and steam from the Plasma Converter System to be installed, owned and operated by W2GE’s subsidiary on the grounds of ZAK’s existing production facilities located in the southern Silesian region of Poland. It is anticipated that this new facility will process 10 tons of high-value, industrial waste per day.  The Company does not currently have any agreements to sell Plasma Converter Systems with respect to this project.

Arrangements Between the Company and its Executive Officers and Directors

Compensation, Retention and Severance Arrangements and Ownership of Shares

For information with respect to compensation, retention and severance arrangements between the Company and its executive officers and directors, and ownership of Shares by the Company’s executive officers, directors and holders of 5% or more of the issued and outstanding Shares, see the excerpts from the Company’s Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 dated July 2, 2009, filed as Exhibit (e)(2) to this Statement, which information is incorporated herein by reference.

Company Incentive Plans

Pursuant to the Company’s 1995 Nonqualifying Stock Option Plan (the “1995 Plan”), upon the acquisition of more than 20% of the Shares by a person other than the Company through a tender offer or upon a change of control of the Company, executive officers of the Company who are then holders of stock options issued pursuant to the 1995 Plan shall be entitled to receive, in lieu of exercising such options, a cash payment in an amount equal to the difference between the per Share price paid for the Shares in the tender offer or upon the change of control, and the exercise price for each option. As of the date of this Statement, 270,000 options under the 1995 Plan are outstanding and held by executive officers of the Company, each at an exercise price of $6.00, which amount exceeds the Offer Price.  Consequently, upon the consummation of the Offer, the executive officers of the Company would not be eligible to receive cash in lieu of exercising such options under the 1995 Plan.

Pursuant to the Company’s 2000 Stock Option Plan (the “2000 Plan”), upon a termination of employment following a “change of control,” all unvested options issued pursuant to the 2000 Plan vest immediately. As of the date of this Statement, all outstanding options issued pursuant to the 2000 Plan have vested and are currently exercisable.

Cash Consideration Payable Pursuant to the Offer

If the directors and executive officers of the Company tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of July 15, 2009, the directors and executive officers of the Company beneficially owned in the aggregate 1,287,323 Shares (excluding options to purchase Shares). If the directors and executive officers were to tender all of their Shares (excluding Shares issuable upon the exercise of options) for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers of the Company would receive an aggregate of $836,760 in cash.  As discussed below in Item 4 (“The Solicitation or Recommendation—Intent to Tender”), to the knowledge of the Company, none of the Company’s directors or executive officers currently intends to tender Shares held by such person pursuant to the Offer.

Exculpation and Indemnification of Directors

Pursuant to the Colorado Business Corporation Act (the “CBCA”), the Company’s articles of incorporation eliminate the personal liability of a director of the Company to the Company or to its stockholders for monetary damages for such director’s breach of a fiduciary duty, except for liabilities related to breach of the director's duty of loyalty to the Company or to its stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts related to a director’s unlawful distribution to other directors or stockholders of the Company, or any transaction from which the director directly or indirectly derived an improper personal benefit. Pursuant to the CBCA and the Company’s bylaws, the Company also maintains officers’ and directors’ liability insurance which insures against liabilities that officers and directors of the Company may incur in such capacities.

Item 4.

The Solicitation or Recommendation.

Solicitation Recommendation

After careful consideration, including a thorough review of the Offer with managment and the Board’s financial and legal advisors, the Board of Directors of the Company, by unanimous vote of all of its members, has determined that the Offer is inadequate and not in the best interests of the Company or its stockholders at this time. As described in more detail below (“—Reasons for the Recommendation”), the Board unanimously recommends that stockholders do not tender their Shares in the Offer at this time because, among other things, (i) there may be superior alternatives available to the Company and its stockholders, (ii) the Offer is highly conditional and (iii) the Purchaser has not identified a source of funds in the United States from which it intends to pay for the Shares.  Accordingly, the Board of Directors of the Company unanimously recommends that you REJECT the Offer and NOT TENDER your Shares pursuant to the Offer at this time.

If you have questions regarding the Offer or for assistance in withdrawing previously tendered Shares, you can contact Startech’s information agent, Okapi Partners, at the address, phone number and email address below:

Okapi Partners

780 Third Avenue

30th Floor

New York, NY 10017

Toll-Free for Shareholders: (877) 259-6290

Banks and Brokers Call Collect: (212) 297-0720

Email: info@okapipartners.com

A copy of a letter to the Company’s stockholders communicating the Board’s unanimous recommendation and a form of press release announcing such recommendation are filed as Exhibits (a)(1) and (a)(2) hereto, respectively.

Background of the Offer

For some time, the Company has been investigating the possibility of a third-party equity investment in the Company.  In management’s view, such an investment would provide the funds needed to effectively market the Company’s products and technology, the efforts to do so having been hampered by the lack of access to capital and the downturn in the global economy.  In seeking outside investment, the Company has had as its objectives identifying a compatible investment partner with the shared commitment to exploiting the Company’s unique technology and know-how; assuring that the Company’s existing stockholders would share in the Company’s future growth and intended profitability; and, if possible, creating synergistic opportunities for the Company through the activities and business connections of the investment partner.  The Company has been in discussions with several potential investors who the Company believes would satisfy its objectives, although the Company has not as of yet been successful in consummating an investment transaction.

On February 20, 2009, the Board of Directors of the Company and members of the Company’s management, along with counsel for the Company, Kramer Levin Naftalis & Frankel LLP (“Kramer Levin”), met with LRL’s counsel, Sonnenschein Nath & Rosenthal LLP (“Sonnenschein”), Carl Nisser, then a part owner in Friendly, and Friendly’s counsel, Sullivan & Worcester, at the Company’s executive offices. Sonnenschein and Mr. Nisser presented a proposal on behalf of Friendly and LRL to purchase Shares at a price of $0.30 per Share for an aggregate purchase price of $9 million, and warrants to purchase an additional 15 million Shares at an exercise price of $1.30 per Share with an expiration date of December 31, 2012. The proposal was conditioned on completion of due diligence, the resignation of the members of the Board of Directors of the Company upon the closing of the transaction, the appointment of Friendly’s designees to the Board, and the completion of certain regulatory filings.  Sonnenschein and Mr. Nisser also presented a new business model that Friendly intended to implement following the closing of the transaction.  At the meeting, the Board of Directors of the Company raised certain concerns with the proposal.

On February 25, 2009, Kramer Levin, on behalf of the Company, sent an email to LRL’s counsel with questions relating to the identity of the investors standing behind the proposed transaction and the members of management to be installed by Friendly and LRL upon consummation of the proposed transaction. On March 2, 2009, Sonnenschein, on behalf of LRL, responded by email in part to these questions and agreed to provide additional clarity once LRL had conducted due diligence and the parties had progressed in their negotiation of the February 20 proposal.

On March 13, 2009, Joseph F. Longo, the President and Chief Executive Officer of the Company, informed Mr. Nisser by email that the Board of Directors of the Company continued to have some critical concerns with respect to the conduct of the business following the consummation of the proposed transaction.  Later that day, Mr. Nisser responded by email suggesting that the parties meet in person to discuss these issues.  Sonnenschein, on behalf of LRL, responded by email indicating that LRL was desirous of consummating the proposed transaction and that it was prepared to respond to the Company’s concerns. However, it also advised that LRL’s responses to the Company’s concerns were likely to be dependent on the results of LRL’s diligence review of the Company.

On March 18, 2009, members of the Company’s management met with Sonnenschein and Mr. Nisser at the offices of Sonnenschein in New York.  Sonnenschein and Mr. Nisser reiterated the desire of LRL and Friendly to enter into a transaction with the Company and asked to commence due diligence of the Company.  The Company’s management agreed to prepare due diligence materials for LRL’s and Friendly’s inspection.  Later that day, Mr. Nisser sent an email to Mr. Longo with a draft nondisclosure agreement and a request for Mr. Nisser, Sonnenschein and one representative of LRL to visit the Company’s demonstration facilities in Bristol, Connecticut. On March 19, 2009, Mr. Longo sent an email to Mr. Nisser discussing the Company’s distributorship agreements, including the agreement with W2GE, which had been discussed at the March 18 meeting. On March 24, 2009, Mr. Longo sent an email to Mr. Nisser and Sonnenschein reiterating certain of the Company’s concerns with the proposed transaction.

On March 25, 2009, Mr. Longo sent a revised draft of the nondisclosure agreement to Sonnenschein.  The parties thereafter negotiated certain modifications to the agreement, and on March 29, 2009, Sonnenschein, on behalf of LRL, indicated that LRL was prepared to execute the nondisclosure agreement.  However, LRL did not execute the agreement.

In a series of emails among Longo, Sonnenschein and Mr. Nisser from March 25, 2009 through March 31, 2009, the Company made arrangements for a visit to the Company’s Bristol, Connecticut plant on April 1, 2009 by Mr. Nisser, Sonnenschein and two representatives of LRL. On March 31, 2009, Sonnenschein sent an email to Mr. Longo indicating that other representatives of Friendly, in addition to those agreed to by the parties, would be participating in the plant visit the next day.  Mr. Longo responded by email that the change in the arrangements for the April 1 meeting was unacceptable and that the plant visit would have to be deferred until the parties reached agreement on participation in the visit and until LRL executed the nondisclosure agreement.

On April 24, 2009, Mr. Longo received an email from Sonnenschein advising him that LRL would not commence diligence or negotiations without either an indication that the Board of Directors of the Company was willing to move forward with the proposed transaction on the terms proposed by Friendly and LRL on February 20 or a submission by the Board of comments or modifications to the terms of the proposal.  On April 28, 2009, Mr. Longo sent an email to Sonnenschein.  In the email, Mr. Longo thanked Sonnenschein for its efforts and patience but stated that the business plan put forward by LRL and Friendly, to be implemented following consummation of their proposed investment, was not in keeping with the Board’s vision for the Company. The email left open the possibility that the Company and Sonnenschein’s client could reach future accommodation.  At that time, the Company continued to pursue an investment transaction with other parties whose plan for the Company was more closely aligned with the vision of the Board and, the Board believed, the long-term interests of the Company’s stockholders.

On June 9, 2009, Sergey Mitirev, as an authorized representative of Friendly, sent a letter to the Board of Directors of the Company offering to purchase all outstanding Shares at a price of $0.65 per Share in cash.  The letter stated that the offer was subject to confirmatory due diligence, documentation and “customary conditions.”

On June 16, 2009, Kramer Levin, on behalf of the Board of Directors of the Company, sent a letter to Sonnenschein requesting information concerning the principals of Friendly and the financial resources available for the proposed transaction.  On June 17, 2009, Sonnenschein, on behalf of the Offerors, sent a letter to Kramer Levin setting forth information concerning the Offerors and their principals.  On June 18, 2009, Sonnenschein forwarded to Kramer Levin a letter from LRL’s bank purporting to confirm the transfer to Friendly from LRL of funds in excess of that required to purchase all of the Shares at the Offer Price.

On June 19, 2009, the Board of Directors of the Company met to discuss the offer presented by the Offerors to acquire the Company.  Among other things, the directors expressed their belief that the intrinsic value of the Company was greater than the proposed transaction price, both because of the currently depressed state of the financial markets and because of the long term prospects of the Company, assuming it had adequate financing to pursue its business plan.  The Board decided to defer any final determination on the proposal and to convene a follow-up Board meeting to formally discuss the proposal the following week.

On June 23, 2009, the Board held a second meeting to discuss the offer presented by the Offerors.  At the meeting, the Board decided not to pursue the Offerors’ proposal at the current time, principally because of the Board’s belief that the Company could achieve greater long term value for its stockholders by pursuing other strategic alternatives that were under consideration.  The Board believed that it was in the best interest of stockholders to continue to pursue discussions for a strategic investment that offered the potential for strategic synergies and that would give existing stockholders a continuing interest in the Company.

On June 25, 2009, Kramer Levin, on behalf of the Company, sent a letter to Sonnenschein conveying the Board’s decision. The letter also invited the Offerors to consider an equity investment in the Company, a possibility left open in Mr. Longo’s April 28, 2009 letter, provided the parties could bridge their differing views for the Company’s future operations.

On June 29, 2009, Friendly sent a letter to the Board of Directors of the Company and issued a press release announcing the Offerors’ intention to commence a tender offer to purchase all of the Shares for $0.65 per Share in cash.

On July 1, 2009, the Company issued a press release disclosing the reasons of the Board’s rejecting the acquisition offer presented by the Offerors, as conveyed to Sonnenschein by the letter of June 25, 2009.

On July 6, 2009, the Offerors commenced the Offer.

On July 7, 2009, the Company issued a press release urging the Company’s stockholders to take no action with respect to the Offer until the Company issues its recommendation in this Statement.

On July 8, 2009, the Board met to discuss the Offer.  The Board heard a presentation from counsel concerning the Offer and discussed possible responses.  The Board also resolved to engage an investment banker to assist the Board in the evaluation of the Offer and the investment alternatives that continued to be under consideration by the Board.  The Company subsequently engaged Kidron Corporate Advisors LLC as the Board’s financial advisor, and continued to pursue discussions with other potential investors.

On July 9, 2009, Sonnenschein, on behalf of the Offerors, indicated to Kramer Levin by telephone that the Offer Price was firm and that if the Board believed that a higher price was justified the Offerors would be willing to review materials supporting such position.  In addition, Sonnenschein stated that the Offerors desired to have a direct discussion with the Board of the Company with a view toward entering into a negotiated transaction with the Company.

On July 16, 2009, the Board met to discuss what recommendation, if any, the Board should make to the Company’s stockholders with respect to tendering their Shares in the Offer.  At the meeting, Kidron presented its financial analysis in connection with the Offer as described below.  Following the presentation and after extensive discussion and consideration, the Board unanimously recommended that the Company’s stockholders not tender their Shares pursuant to the Offer at this time based on the considerations set forth below.

Reasons for the Recommendation

After careful consideration by the Board, including a thorough review of the Offer with management and the Board’s financial and legal advisors, the Board, by unanimous vote of all its members, has determined that the Offer is inadequate and not in the best interests of the Company or its stockholders at this time. Accordingly, the Board unanimously recommends that stockholders reject the Offer and not tender their Shares pursuant to the Offer at this time.

In reaching its determination to reject the Offer, the Board considered numerous factors in consultation with management and the financial and legal advisors to the Company, including, but not limited to, the following:

The Offer would deprive all stockholders of a continuing interest in the Company and its growth potential.  The Board believes that the Company’s Plasma Converter System is a superior product for destroying both hazardous and non-hazardous waste and converting such waste into useful commercial products.  The Board further believes that demand for this type of product should grow because of the continuing increase in the generation of waste, and in particular hazardous waste, due to rising consumer/industrial consumption and population growth, the worldwide focus on so-called green technologies and the search for economical alternative fuels.  Until now, the Company’s ability to market its products has been limited by its lack of access to capital.  For example, potential buyers of the Plasma Converter System have expressed reluctance to commit to the product because of the Company’s perceived undercapitalization. Accordingly, the Board believes that, provided it can obtain additional equity, the Company has the potential for future returns on investment that exceed its value measured by current metrics, such as book or market value. Through the Offer, LRL, Friendly and the Purchaser seek to acquire all of the outstanding stock of the Company for cash.  If the Offer is successful, only LRL and Friendly would profit from the Company’s future prospects and growth potential. The Company’s existing stockholders would not benefit beyond the cash price they receive in the Offer.

The Company is currently in discussions with potential investors for a controlling or non-controlling interest in the Company that would provide needed equity capital.  The Board recognizes that, in order to unlock the value which the Board believes inheres in the Company, the Company will require substantial amounts of additional equity capital in the near term.  The Board recognizes that without the ability to raise this capital, there is substantial doubt about the Company’s ability to continue as a going concern.  The Company has been in discussions with a number of potential investors in the Company, including at one point LRL and Friendly.  The objectives of these discussions have been to raise sufficient capital to enable the Company to pursue its business plan, while allowing existing stockholders to participate in the Company’s future growth and anticipated profitability. The Board has considered both potential investments of non-controlling interests and investments that would result in a change of the control of the Company.  The discussions of the Company with investors, including potentially the Offerors, are continuing, and may extend beyond the current expiration date of the Offer.

The Company’s Shares have historically traded at levels that are substantially higher than the Offer Price, which the Company believes reflects the value inherent in the Company’s products and technology.  The average trading price of the Shares over the last 24 and 36 month periods prior to the commencement of the Offer were $1.02 and $1.48, respectively. The Board believes that these prices more accurately reflect the value that inheres in the Company’s products and technology and that recent trading prices may be a reflection of the Company’s current liquidity needs.  In addition, the Board has taken note of the recessionary state of the major world economies and its impact on the equities markets, which may also be contributing to the currently depressed price for the Company’s common stock.

The Offer is highly conditional.  The Offer is subject to a number of conditions.  Among those is the condition that “a definitive merger agreement, in form and substance reasonably satisfactory to [Friendly] in its reasonable discretion, shall have been executed among the Company and Purchaser (and/or [Friendly] or any of [Friendly]’s affiliates) with respect to a merger of Purchaser (and/or [Friendly] or any of [Friendly]’s affiliates) and the Company.”  The Offer goes on to state, “[Friendly] and the Purchaser are seeking to negotiate a business combination with the Company. Subject to applicable law, the Purchaser reserves the right to amend the Offer (including amending the number of shares to be purchased, the Offer Price and the consideration to be offered in the proposed Merger) upon entering into a merger agreement with the Company, or to negotiate a merger agreement with the Company not involving a tender offer pursuant to which the Purchaser would terminate the Offer and the Shares would, upon consummation of such Merger, be converted into the consideration negotiated by [Friendly], the Purchaser and the Company.”  The Company at this time does not intend to enter into a merger agreement with Friendly or its affiliates, so that by its terms the Offer will not be consummated unless the Purchaser elects to waive the merger agreement condition.  The Board understands that according to the rules of the SEC, if the Purchaser determines to waive the condition, the Purchaser will be required to keep the Offer open for as much as 10 business days following the waiver.  If the Company were to engage Friendly or its affiliates in discussions concerning a merger agreement, there is no assurance that the acquisition price ultimately agreed to by Friendly would be the same as the Offer Price, and it could be lower or higher.  Also, any such merger agreement could be subject to conditions, so that a transaction might not be certain to close, with limited or no remedies available to the Company in the event that an acquisition was not consummated.

Certain conditions of the Offer are mutually contradictory.  Among the principal conditions of the Offer is that the Company enter into a merger agreement with Friendly or one of its affiliates.  The Offer also states, however, that
“[n]otwithstanding any other provision of the Offer . . .  the Purchaser shall not be required to accept for payment . . .  any Shares . . . if immediately prior to expiration of the Offer, in the reasonable judgment of Purchaser. . .  any of the following conditions exist: . . .

(ix) we or any of our affiliates enters into a definitive agreement or announces an agreement in principle with the Company providing for a merger or other business combination with the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries, or we and the Company reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated;  . . .” (See Item 14 of the Offer to Purchase which is an exhibit to the Schedule TO.)

In other words, it is a condition to the Offer both that the Company enter into a merger agreement with the Purchaser or one of its affiliates and that it not do so.  Since both of these conditions are incapable of being satisfied at the same time, the Offer would appear subject to conflicting conditions.

The Board’s financial advisor has provided the Board with a financial analysis according to which the Offer Price is either below or at the lower end of a valuation range for the Company. The Board has retained Kidron Corporate Advisors LLC as its financial advisor in connection with the Offer.  Kidron performed a valuation analysis based on two scenarios, the first in which there was no new equity investment in the Company and the second in which there was such an investment. According to the analysis prepared by Kidron and presented to the Board, the Offer Price is either below or at the lower end of a valuation range for the Company derived by Kidron. See “—Analysis of Financial Advisor” below.

There can be no assurance that funds will be available to the Offerors to pay the Offer Price or that stockholders will as a practical matter have an enforceable remedy against the Offerors if the Purchaser accepts Shares in the Offer but does not pay for them. The Offer provides no information concerning the ultimate source of funding for the Offer, other than to say that “[t]he Purchaser will obtain such funds from [Friendly] by means of capital contributions, loans or a combination thereof” and that “Parent plans to obtain the funds for such capital contributions or loans from its available cash.” In response to an inquiry by the Company, the Company was provided with a copy of a letter, dated June 18, 2009, to Friendly by Lombard Odier Darier Hentsch & Cie, Swiss private bankers, stating that LRL had given the bankers “instruction to pay an amount in excess of fifteen million United States Dollars in the aggregate to the account of [Friendly] (through a series of successive transfers) which have already been initiated.”  The Board cannot verify that the transfer of funds to the Swiss bank account of Friendly was completed or that, if completed, the funds continue to remain in the account.  Moreover, the Board notes that, according to the Offer to Purchase, “the total funds required to purchase all Shares validly tendered pursuant to the Offer to Purchase, consummate the Merger and pay all related costs and expenses will be approximately $17 million.”  Also, according to the Offer to Purchase, LRL is a Cayman Islands company whose principal offices are located in Geneva, Switzerland, and Friendly is a Delaware company whose principal offices are also located in Geneva.  The directors, executive officers and natural controlling persons of LRL and Friendly are either Russian or Swiss citizens who appear to reside outside the United States.  In the event that the Purchaser accepts Shares for payment in the Offer but fails to pay for the Shares, of if LRL, Friendly or the Purchaser otherwise breach their obligations to the Company and its stockholders, it may be difficult to enforce any judgment obtained against them.

The foregoing discussion of the Board’s reasons for its recommendation to reject the Offer is not intended to be exhaustive, but describes all of the material reasons underlying the Board’s recommendation. The Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to, the specific reasons underlying its determination and recommendation. Rather, the Board viewed its determination and recommendation as being based on the totality of the information and factors presented to and considered by the Board.

ACCORDINGLY, BASED ON THE FOREGOING, THE BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER AT THIS TIME.

The Board reserves the right to revise this recommendation in the event of changed circumstances, if any. Any such change in the recommendation of the Board will be communicated to stockholders as promptly as practicable in the event that such a determination is reached.

The Board is currently in discussions concerning other potential transactions and will keep stockholders informed of the status of these discussions.  Also, the Board will promptly inform stockholders should it enter into negotiations with Friendly or its affiliates.

Analysis of Financial Advisor

The Board has retained Kidron Corporate Advisors LLC as its financial advisor in connection with the Offer.  Kidron is a full service boutique investment bank specializing in emerging growth companies in the following markets: technology and media, telecom, consumer goods and financial services.

Kidron performed an analysis of the Company from a financial point of view in light of a number of proposed transactions under consideration by the Company, including the Offer.   While a summary of Kidron’s analysis is included in this document, the analysis was directed solely to the Board of the Company for the purpose of evaluating the Offer.  The analysis performed by Kidron was only one of numerous factors considered by the Board in arriving at its recommendation to stockholders in connection with the Offer.

Kidron’s analysis was presented only from a financial point of view.  It did not otherwise address the merits of the Offer or any alternative transaction, the decision to accept or reject the Offer or any alternative transaction, or any other aspect of the Offer or any alternative transaction.  Kidron was not requested to, and it did not, solicit third party indications of interest in the possible acquisition of the Company, any investment in the Company or any other transaction involving the Company.  Kidron did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, nor was any such evaluation or appraisal furnished to Kidron.

In connection with its analysis, Kidron reviewed certain publicly available financial, operating and other data with respect to the Company and the waste management and environmental services industries in general available to Kidron from published sources or made available to Kidron by the Company.  Kidron also reviewed certain other publicly available data relevant to its analysis.  Kidron did not independently verify this information and assumed its accuracy and completeness in all material respects.

Kidron also relied on certain forecasts and estimates concerning the Company prepared by management.  Kidron assumed, without independent verification or investigation, that these forecasts and estimates were reasonably prepared on bases reflecting the best available information, estimates and judgments of the management of the Company as to the future financial condition and operating results of the Company.  Kidron also relied, without independent verification or investigation, on the assessments of management regarding the products, technology and intellectual property of the Company.  In this regard, Kidron noted that the primary driver for the Company’s forecasts was the sales pipeline of current and expected purchases of the Plasma Converter System (“PCS”).  The forecasts were probability adjusted by Kidron for purposes of its analysis but remain highly dependent upon the Company’s ability to meet its sales targets for the PCS system.  Since inception in 1992, the Company has commercially deployed two PCS systems.  However, Kidron was informed that the Company believes that 2007 was an inflection point in the commercial adoption of its PCS system and has seen significant interest in its waste reduction system, as evidenced by current and prospective orders.   In its analysis, Kidron did not consider the commercial viability of the Company’s in-process technology.

The forecasts and estimates used by Kidron in its analysis, and the ranges of valuations presented in the analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by the analysis.  In addition, the analysis does not purport to be an appraisal or to reflect the prices at which the Company, its business or the Shares may actually be sold.

The following summary is not a complete description of the financial analysis performed and factors considered by Kidron.  No company or transaction used by Kidron in its analysis is identical to the Company or to the Offer or any alternative transaction.  Also, Kidron’s analysis is not entirely mathematical and involves complex considerations and judgments concerning the financial and operating characteristics of the Company and the industry in which it operates.

Kidron prepared its analysis as of July 16, 2009 and did not undertake to update or otherwise revise its analysis.

General.  Kidron performed its analysis under two scenarios.  In the first scenario, Kidron assumed that the Company raised no additional capital, essentially reflecting the value of the Company to an acquirer with minimal cost of capital to bridge the Company to forecasted operating profitability in fiscal 2010.  In the second scenario, Kidron assumed that the Company continued on a stand-alone basis and raised additional equity to provide liquidity until achieving forecasted operating profitability.  Kidron considered a range of additional equity of between $3.0 and $5.0 million at Share prices between $0.35 and $0.75 per Share.  For summary valuation analysis, Kidron used a median value for additional equity of $4.0 million at a $0.55 issuance price per Share. The Share count was further adjusted for the issuance of Shares upon exercise of certain warrants that would then be in the money as a result of anti-dilution adjustment.

Discounted Cash Flow Analysis.  Kidron performed a discounted cash flow analysis of the Company to calculate the estimated present value of the free cash flows that the Company could generate in the fiscal years 2009 through 2013 based on internal estimates of the Company’s management.  Kidron calculated a range of estimated terminal values by applying operating cash flow terminal value multiples of 3.0x to 6.0x to the Company’s fiscal year 2013 estimated operating cash flow . Cash flows and terminal values were discounted to present value using discount rates ranging from 15% to 25%. This analysis indicated the following median ranges of implied present values per Share:

Assuming No Additional Share Issuance	Assuming Additional Share Issuance

$1.05 to $1.85	$0.76 to $1.35

Comparable Company Analysis.  Kidron reviewed and compared financial and stock market information of the Company and 15 selected publicly held companies in the waste management and environmental services industry, which is the industry in which the Company operates.  Although none of the selected companies is directly comparable to the Company, the companies were chosen because for purposes of analysis they may be considered to have operations similar to certain operations of the Company.  Among other things, Kidron reviewed market valuation of these companies as a multiple of last twelve months (LTM) revenue and LTM EBITDA.  Kidron then applied a range of these multiples to corresponding estimated financial data of the Company for fiscal year 2010.   Financial data of the selected companies were based on public filings, publicly available research analysts’ estimates, and other publicly available data.  Financial data of the Company were based on internal estimates of the Company’s management.  This analysis indicated the following median ranges of implied value per Share:

	Assuming No Additional Share Issuance	Assuming Additional Share Issuance

Revenue FY 2010E	$0.56 to $0.88	$0.41 to $0.64

EBITDA FY 2010E	$0.26 to $0.23	$0.19 to $0.31

Comparable Transaction Analysis.  Kidron reviewed and compared transaction values in 11 selected acquisitions and divestitures in the waste management and environmental services industry from July 2006 to June 2008.  Kidron reviewed, among other things, transaction values in the selected transactions, calculated as the equity value implied for the target company as a multiple of LTM revenue and LTM EBITDA (only two transactions).  Kidron then applied a range of selected multiples of LTM revenue and LTM EBITDA derived from this data to corresponding estimated financial data of the Company for fiscal year 2010. Financial data for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction.  Financial data of the Company were based on internal estimates of the Company’s management.  This analysis indicated the following median ranges of implied value per Share:

	Assuming No Additional Share Issuance	Assuming Additional Share Issuance

Revenue FY 2010E	$0.85 to $1.31	$0.62 to $0.95

EBITDA FY 2010E	$0.14 to $0.25	$0.10 to $0.18

Summary Valuation.  Based on the various valuation methodologies, Kidron calculated a weighted average valuation range. The EBITDA metrics are under-weighted in consideration of the Company’s historic lack of profitability.  The Discounted Cash Flow analysis is over-weighted because in the view of Kidron it represents the Company’s longer-term growth prospects.  This summary valuation analysis indicated the following weighted-average ranges of implied values per Share:

Assuming No Additional Share Issuance	Assuming Additional Share Issuance

$0.71 to $1.17	$0.51 to $0.85

Intent to Tender

To the knowledge of the Company, after making reasonable inquiry, none of the Company’s directors, executive officers or affiliates intends to tender in the Offer any Shares held by such person.

Item 5.

Persons/Assets, Retained, Employed, Compensated or Used.

The Board of Directors of the Company has retained Kidron Corporate Advisors LLC as its financial advisor in connection with, among other things, the Board’s analysis and consideration of, and response to, the Offer.  Pursuant to the terms of the engagement, the Board has agreed to pay Kidron a customary financial advisory fee, to reimburse Kidron for its reasonable expenses and to indemnify Kidron and related persons against certain liabilities relating to or arising out of its engagement.

The Company has engaged Okapi Partners LLC to provide consulting, analytic and information agent services in connection with the Offer. The Company has agreed to pay customary compensation for such services. In addition, the Company has arranged to reimburse Okapi for its reasonable expenses and to indemnify Okapi and related persons against certain liabilities relating to or arising out of its engagement.

Except as described above, neither the Company nor the Board nor any person acting on their behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the stockholders of the Company with respect to the Offer.

Item 6.

Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries within the past 60 days.

Item 7.

Purposes of the Transaction and Plans or Proposals.

For the reasons discussed in Item 4 above (“The Solicitation or Recommendation—Reasons for the Recommendation”), the Board unanimously determined that the Offer is inadequate and not in the best interests of the Company or its stockholders at this time.

Except as described in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Shares by the Company, any of its affiliates or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.  Except as described in this Statement, to the knowledge of the Board and the Company, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer which relate to one or more of the matters referred to in the preceding sentence.

Item 8.

Additional Information.

Dissenters’ Rights

No dissenters’ rights are available in connection with the Offer. However, if the Purchaser purchases Shares in the Offer and a subsequent merger involving the Company is consummated, holders of Shares immediately prior to the effective time of such merger will have the right to dissent and obtain payment of the fair value of their Shares, pursuant to Title 7, Article 113 of the CBCA. Dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Offer or any subsequent merger) and to receive payment of such fair value in cash plus interest. Any such judicial determination of fair value of the Shares could be based upon factors other than, or in addition to, the Offer Price or the market value of the Shares.  The value so determined could be more or less than the price per Share to be paid in the Offer or any subsequent merger.

The foregoing summary of the rights of stockholders seeking dissenters’ rights under Colorado law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise dissenters’ rights available thereunder and is qualified in its entirety by reference to Title 7, Article 113 of the CBCA.

Forward-Looking Statements

Certain statements contained in this Statement constitute “forward-looking statements.”  These statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different than any expressed or implied by these forward-looking statements.  In some cases, the forward-looking statements can be identified by terminology such as “may,” “will,” “should,” expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These forward-looking statements are only predictions and estimates regarding future events and circumstances and speak only as of the date hereof.  Actual results could differ materially from those anticipated. The Company may not achieve the future results reflected in these statements, and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this Statement might not transpire. Although the Company believes that the expectations in the forward-looking statements are reasonable, they do not guarantee future results, levels of activity, performance or achievements.

Item 9.

Materials to Be Filed as Exhibits.

Exhibit No.

Document

(a)(1)

Letter to the Company’s stockholders dated July 17, 2009.*

(a)(2)

Press Release issued by the Company on July 17, 2009.*

(e)(1)

Purchase Agreement, dated as of March 5, 2008, between the Company and waste2greenenergy Ltd. (1)

(e)(2)

Excerpts from the Company’s Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 filed with the SEC on July 2, 2009.*

(e)(3)

Employment Agreement, dated as of January 1, 2004, between the Company and Joseph F. Longo. (2)

(e)(4)

First Amendment to Employment Agreement, dated as of January 28, 2008, between the Company and Joseph F. Longo. (3)

(e)(5)

Retention Agreement, dated November 20, 2008 and effective January 1, 2009, by and between the Company and Peter J. Scanlon. (4)

(e)(6)

Amendment to Retention Agreement, dated February 19, 2009, by and between the Company and Peter J. Scanlon. (5)

(e)(7)

1995 Nonqualifying Stock Option Plan. (6)

(e)(8)

2000 Stock Option Plan. (7)

(e)(9)

Articles of Incorporation of the Company. (8)

(e)(10)

Amended and Restated Bylaws of the Company (9)

____________

*

Filed with this Schedule 14D-9

(1)

Incorporated by reference to Exhibit No. 10.41 to Post-Effective Amendment No. 1 to the Company's Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on April 21, 2009.

(2)

Incorporated by reference to Exhibit No. 5.2 to the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on October 1, 2004.

(3)

Incorporated by reference to Exhibit No. 10.24 to the Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on January 29, 2008.

(4)

Incorporated by reference to Exhibit No. 10.8 to the Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 13, 2009.

(5)

Incorporated by reference to Exhibit No. 10.42 to Post-Effective Amendment No. 2 to the Company's Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 2, 2009.

(6)

Incorporated by reference to Exhibit No. 10.1 to the Company's Registration Statement on Form S-8, as filed with the Securities and Exchange Commission on November 27, 1995.

(7)

Incorporated by reference to Exhibit No. 10.1 to the Company's Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on April 27, 2000.

(8)

Incorporated by reference to Exhibit No. 3.1 to the Company's Registration Statement on Form 10, as filed with the Securities and Exchange Commission on February 19, 1995.

(9)

Incorporated by reference to Exhibit No. 3.1 to the Company's Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on October 8, 2004.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

STARTECH ENVIRONMENTAL CORPORATION

By:  /s/ Joseph F. Longo

Joseph F. Longo

President and Chief Executive Officer

Date: July 17, 2009